UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Packeteer Employee Question and Answer
April 22, 2008

1.Q.	Why is Blue Coat Systems, Inc. acquiring Packeteer?
A.	Blue Coat is focused on being a leader in the WAN optimization market. Blue Coat anticipates that acquiring Packeteer will allow Blue Coat to 1) integrate technology for the next layer of intelligence by delivering Packeteer’s QOS, traffic management and application classification in the ProxySG platform, 2) differentiate its offering for competitive superiority; 3) access an expanded market for greater growth opportunity; 4) leverage the channel and sales teams for immediate revenue growth; and 5) gain from synergies for an accretive acquisition.

2.Q.	What is unique about Packeteer? Why did Blue Coat decide to buy vs. build from scratch?
A.	Packeteer has focused on providing application identification and traffic prioritization and has been very successful in this segment. Blue Coat’s focus has been on providing acceleration and security to business applications, including web-based applications. The acquisition of Packeteer will enable Blue Coat to integrate technology to provide acceleration and security to all applications running on a customer’s WAN. Blue Coat expects to benefit from Packeteer’s broader and more mature bandwidth management architecture. By integrating Packeteer’s technology into Blue Coat’s technology, Blue Coat will be able to provide the most complete solution for managing WAN applications.

3. Q.	What are the financial terms?
A.	Blue Coat has proposed a cash tender offer through which Blue Coat would acquire all of the outstanding shares of Packeteer at $7.10 per share, which translates to a total acquisition price of approximately $268 million.

4.Q.	Can you provide some background on Blue Coat?
A.	Blue Coat Systems, Inc. (NASDAQ: BCSI) was founded in 1996, and is a publicly-held company based in Sunnyvale, California. Blue Coat offers products to secure web communications and accelerate business applications across the distributed enterprise. Deployed in branch offices, Internet gateways, end points, and data centers, Blue Coat’s family of appliances and client-based solutions provide intelligent points of policy-based control, enabling IT organizations to optimize security and accelerate performance for all users and applications. Blue Coat has installed appliances for more than 8,000 customers worldwide. Gartner, Inc. has ranked Blue Coat as #1 in its Magic Quadrant for Secure Web Gateway, and Blue Coat is listed in the leaders’ quadrant in Gartner, Inc.’s Magic Quadrant for WAN Optimization Controllers. You can learn more about Blue Coat at www.bluecoat.com.

5.Q.	What are the synergies between the two companies?
A.	The expected cultural and capability synergies range broadly across BlueCoat’s operations, including synergies between Blue Coat’s and Packeteer’s company cultures, R&D capabilities, and domestic and international sales/channels. Blue Coat also anticipates cost savings synergies and improved operational efficiency, and expects that its acquisition of Packeteer will be accretive by the second full quarter following the close of the transaction.

6.Q.	How long will it take to close the deal?
A.	There is no set date for closing, as regulatory confirmation and the success of the tender offer must take place first. Assuming these steps take place as expected, the closing would likely occur prior to the end of the second calendar quarter of 2008.

7.Q.	Legally, what are the rules of engagement with Blue Coat during the transition period?
A.	Until the deal closes, Packeteer and Blue Coat are competitors, and the law requires we continue to operate as two separate companies. However, the law does allow companies to exchange information and to take steps reasonably necessary to prepare for the integration. Therefore, an Integration Team will be put in place, and members of that team are the only people who should be involved in integration discussions. The purpose of integration discussions before the closing is merely to PLAN the integration — no actual implementation may occur until after close. Only Packeteer’s Integration Team members should be engaged in any discussions with employees of Blue Coat, with no exceptions.

8.Q.	Business wise, what happens during the transition?
A.	In short — business is as usual. Only employees who are designated as part of the Integration Team should be working on plans for the integration.

9.Q.	Who will lead the integration process?
A.	A combined team from both Blue Coat and Packeteer will lead the integration process and Dave deSimone, Senior Vice President of Blue Coat’s Corporate Operations will direct the integration. Integration Team members from both companies will be notified shortly.

10.Q.	What else happens during the transition period?
A.	As you probably know, the companies cannot conduct business on a combined basis until consummation of the transaction, but designated employees are able to engage in integration planning in advance of the deal closing. On an individual level, it will be business as usual, and we will keep you informed of the progress/status of the transaction.

11.Q.	How do I answer the phone during the transition period?
A.	We continue to be a stand alone company during the transition period, so you answer as “Packeteer.”

12.Q.	Where will Packeteer fit in within Blue Coat’s organizational structure?
A.	Blue Coat expects to see meaningful business synergies through this combination. This will result in business redundancies in both companies and in particular will affect a significant number of management, administrative and support positions. Packeteer has four development centers located in New Jersey; Los Angeles and Cupertino, CA; and Kelowna, British Columbia, Canada. Blue Coat has development centers in Sunnyvale; Austin; Draper, Utah; Waterloo, Ontario, Canada; and Riga, Latvia. The Integration Team will review and recommend the best way to utilize and appropriately integrate the development centers. Blue Coat expects that some of the Packeteer project teams who join Blue Coat will remain as intact groups at Blue Coat. However, in other instances, Packeteer employees will be integrated into existing departments at Blue Coat. Where there is no position identified for the employee at Blue Coat, they may be provided the opportunity to interview with Blue Coat for any available position.

13.Q.	Who will be the CEO of the new integrated organization?
A.	Brian NeSmith (current CEO of Blue Coat) will be the CEO of the combined company.

14.Q.	Who is on the combined company leadership team?
A.	The Executive Team of Blue Coat will manage the combined company. The balance of the organization’s leadership will be determined by the Integration Team and will be communicated as decisions are made.

15.Q.	How many employees does Blue Coat currently have?
A.	Blue Coat has nearly 1000 employees globally, located in approximately 20 countries. Blue Coat’s international operations include offices in Australia, Canada, China, Dubai, Germany, Korea, Japan, Sweden, and the UK. For more information on Blue Coat’s locations, please visit http://www.bluecoat.com/company/worldwideoffices.

16.Q.	Do you expect reductions in staff due to redundancies?
A.	The Integration Team will evaluate staffing levels, skills and resource requirements for each function and organization in the combined company. The increased efficiencies and cost reductions that come with an acquisition will create some job redundancy, and will necessitate some reduction in the combined workforce after the close of the transaction.

17.Q.	What happens if I get laid off?
A.	As part of the acquisition negotiations, Packeteer has implemented a program to provide severance for anyone whose employment is involuntarily terminated without cause prior to the close of the transaction, or within nine months following the close. Those employees involuntarily terminated either shortly after the close or within nine months of close (this includes those jobs eliminated or given a transition assignment) will receive a minimum of three months’ base salary in consideration for signing a Release of Claims. For quota-carrying sales employees, base pay is equal to OTC. Employees specifically asked to help with the transition will receive a severance payment only if they successfully complete the transition assignment. Those employees asked to complete a transition assignment will also be eligible to receive an additional one week’s salary for each full month of the transition assignment completed (a “Transition Benefit”). Transition employees will receive the Transition Benefit as part of their severance payment upon signing a Release of Claims.

18.Q.	Will I be offered a package if I offer to resign?
A.	No volunteers for the Severance will be considered. Only those individuals whose positions are eliminated will be offered a severance or transition package.

19.Q.	Will our office locations change?
A.	Blue Coat’s corporate headquarters will remain in Sunnyvale. After the close, Blue Coat intends to take immediate steps to integrate the workforces, which will include movement of employees between existing sites of both companies. An important aspect of attaining operational efficiencies will be the elimination of physical sites and related leases and operational costs.

20.Q.	What does this mean for my job and will I have the same manager?
A.	For now, it is business as usual. Your direction, goals and priorities will continue to be established by your manager. After the close, it depends on the particular role and the goals for the combined organization, which will be developed during the integration period. Some employees will have management changes.

21.Q.	Will Packeteer employees be required to relocate?
A.	Some employees may be asked to work out of different offices. The Integration Team will be determining which locations will be affected by the integration. When a Packeteer site and employees’ positions are affected by the integration, the affected employees will be notified as to what are their alternatives.

22.Q.	What will the new company be called, and what will happen to the Packeteer product name and brand?
A.	This is not a merger to create a new entity. This is an acquisition and as such, there is no new company. Once the deal has closed, Packeteer will become Blue Coat. The branding strategy regarding Packeteer and Blue Coat is being developed and will be communicated at a later time.

23.Q.	What is the strategy for product integration and what is the timeline?
A.	A product integration team will be formed to define details. After close, Blue Coat will offer the PacketShaper product on the Blue Coat pricelist, and that product will continue to be enhanced and supported. It is also currently contemplated that Blue Coat will work to integrate the PacketShaper technology into its ProxySG platform. The product integration team will also investigate other Packeteer technologies to determine what key technologies will migrate to Blue Coat’s ProxySG platform. There will be a similar review regarding each current Packeteer product. As decisions are made around this integration, employees, partners, and customers will be informed as soon as possible.

24.Q.	Who will sell Packeteer solutions?
A.	Until close, Packeteer’s current sales force, partners and distribution will continue to sell Packeteer solutions. When the acquisition is complete, Packeteer’s partners will still be able to sell the PacketShaper products and Blue Coat’s product line. Blue Coat will continue to satisfy Packeteer partner agreements through their terms. Packeteer partners who are not already Blue Coat partners will be encouraged to become Blue Coat partners.

25.Q.	How will Packeteer’s customer base be affected?
A.	After the close, Blue Coat will continue supporting existing customers according to the terms and conditions of agreements in place pre-close. Customers can contact Packeteer support through the same mechanisms as in the past.

26.Q.	What will happen to Packeteer’s current dealers and distributors?
A.	Until close, Packeteer’s current sales force, partners and distribution will continue to sell Packeteer solutions. Blue Coat will continue to satisfy Packeteer partner agreements through their terms. Packeteer partners who are not already Blue Coat partners will be encouraged to become Blue Coat partners.

27.Q.	Will there be a change in benefits as a result of the acquisition?
A.	There will be no immediate changes to Packeteer’s benefits. Blue Coat intends to transition employee benefits as quickly as possible. Various labor markets and countries will vary in terms of how rapidly this can occur. For US employees, Packeteer’s current 401(k) plan will terminate prior to the close and Packeteer employees will have an opportunity to transfer their funds to Blue Coat’s 401k program. Much more information regarding the benefits transition will follow.

28.Q.	What are Blue Coat’s benefits?
A.	Blue Coat offers a competitive benefits and compensation package which will be used as the baseline for evaluating the compensation and benefits of the combined company. In the near future, you will be provided additional details of the benefits strategy. In the meantime, you may review benefit summaries at Blue Coat’s website (www.bluecoat.com).

29.Q.	What happens to my stock options and RSUs?
A.	Your current options and any RSUs generally will be assumed by Blue Coat, with the conversion ratio established at the closing of the tender offer; however, transactional considerations may require that some options be cashed out.

30.Q.	What happens to my ESPP contributions?
A.	The semi-annual purchase of Packeteer ESPP shares will likely occur before the close of the transaction. If an employee has contributions in excess of the maximum stock purchases permitted by the plan, the difference will be refunded. There will be more information on this when the transaction nears closing. You will receive information regarding Blue Coat’s ESPP and your ability to enroll in it as the close of the transaction nears.

31.Q.	Can I buy and sell Packeteer or Blue Coat stock?
A.	As per our normal policy, all employees and board members are not allowed to buy or sell Packeteer stock until two days following our earnings release. After our normal trading window opens, all employees other than executives, board members, and members of the integration team will be free to trade in Packeteer stock. Other than board members, executives, and members of the integration team, who are restricted from trading in Blue Coat stock until further notice, employees are not restricted with respect to trading in Blue Coat stock until the acquisition closes.

32.Q.	Will there be changes to how I get paid?
A.	Not immediately, but eventually all employees will convert over to Blue Coat’s payroll system. Blue Coat pays US employees twice per month and typically pays non-US employees on a monthly basis.

33.Q.	Will I receive service credit for my prior years of service with Packeteer?
A.	For certain benefits which require a seniority calculation, your service credit will be carried over.

34.Q.	What happens to those of us who are on a bonus program?
A.	For non-quota carrying employees, Blue Coat has a profit-sharing plan with a target bonus percentage which varies from individual contributor level positions in the company up through the executive levels. If your position is not eliminated and you continue with the company, you will receive information regarding the bonus plan shortly following the close.

35.Q.	What about immigration and green cards?
A.	During the transition, we will continue to process all immigration applications and plan to use the same firm. Prior to the close, we do not anticipate any changes for those who are in the immigration process. After the close of the transaction, if your position is retained by Blue Coat, Blue Coat will transfer your immigration visa and application. If your position is eliminated, it may impact your immigration status. You will receive more information about this on an individual basis if you are affected.

36.Q.	How can I learn more about the acquisition?
A.	To learn more, see Blue Coat’s press releases at www.bluecoat.com and our SEC filing on April 21, 2008 at http://www.sec.gov/Archives/edgar/data/1011344/000095013408006943/0000950134-08-006943-index. htm. You may also send an email to questions@packeteer.com.

37.Q.	What can I say externally about the transaction?
A.	We will be updating our customers within the next few days. As always, do not talk to the press about this transaction. Please direct all press inquiries to Tony Taddei and all Financial Analyst/Investor inquiries to David Yntema.

38.Q.	What can I say internally about this transaction?
A.	Now that the deal is signed, you may talk freely with fellow Packeteer employees. However, it is strongly advised that you avoid speculating on what may or may not happen. Information will be communicated to you via normal communications channels as soon as it becomes available.

39.Q.	What can I say to customers about this transaction, especially since our competitors will likely use this as an opportunity to introduce fear and doubt?
A.	Packeteer’s customers will benefit from Blue Coat’s ability to leverage and integrate the Packeteer technologies into a leading WAN Optimization platform. Blue Coat has a proven track record of acquiring and integrating technologies to provide customers with a comprehensive solution that meets or exceeds their expectations.

40.Q.	Are there any regulatory hurdles or government agencies that need to approve this deal?
A.	A transaction of this kind requires a filing with the federal government under the Hart-Scott-Rodino Act and similar filings may be required in certain foreign jurisdictions.

41.Q.	Whom should I contact with questions?
A.	For acquisition related questions, see the answer to Question 37 above. For business-related questions, please see your manager. For human resources-related issues, you may contact Packeteer’s human resources team.
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF COMMON STOCK OF PACKETEER, INC. WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT BLUE COAT INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, PACKETEER STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, PACKETEER STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM BLUE COAT SYSTEMS, INC.